Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 12, 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Fort Pitt Capital Total Return Fund (S000032592)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of March 31, 2011, to the Trust’s Post-Effective Amendment (“PEA”) No. 348 to its registration statement.  PEA No. 348 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on February 25, 2011, for the purpose of introducing the Trust’s new series: Fort Pitt Capital Total Return Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

Summary Section

1.
Staff Comment:  In the “Fees and Expenses of the Fund” section, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund), Foresight Funds, Inc. (e.g., Foresight Value Fund), Third Avenue Trust (e.g., Third Avenue Value Fund and Third Avenue Small-Cap Value Fund) and Russell Investment Company (e.g., Russell Global Equity Fund and Russell U.S. Core Equity Fund).

2.
Staff Comment:  In the “Fees and Expenses of the Fund” section, the Staff notes that “Other Expenses” is estimated at a substantially lower rate than the Predecessor Fund’s “Other Expenses.” Please supplementally confirm that the Fund’s “Other Expenses” are the product of a “good faith” estimate.

Response:  The Trust responds supplementally by confirming that the Fund’s “Other Expenses” have been estimated in “good faith.”  The Trust also notes that the lower estimate is based on the Fund reorganizing from a stand alone mutual fund structure to a multiple series trust mutual fund structure.  As a single series of a multiple series trust, the Fund will be able to share certain Trust level expenses with the other non-affiliated series of the Trust, such as legal fees and Trustee fees.  The Predecessor Fund paid all of these expenses itself.

3.	Staff Comment: In the “Fees and Expenses of the Fund” section, please revise footnote (2) to the “Annual Fund Operating Expenses Table” to remove reference to the term “statutory prospectus.”

Response:  The Trust responds by revising footnote (2) to read as follows:

“Acquired Fund Fees and Expenses (“AFFE”) are indirect fees and expenses that mutual funds incur from investing in the shares of other mutual funds and exchange-traded funds (“Acquired Fund(s)”).  The Net Annual Fund Operating Expenses do not correlate to the “Ratio of Net Expenses to Average Net Assets After Expense Reimbursement and Waivers” in the Fund’s Financial Highlights ~~section of the statutory Prospectus~~, which reflects the operating expenses of the Fund and does not include AFFE.”

4.
Staff Comment:  In the “Fees and Expenses of the Fund” section, if applicable, please add language to footnote (3) to the “Annual Fund Operating Expenses” table that explains the Fund’s ability to recoup waived fees and expenses on a rolling three year basis.

Response:  The Trust responds by revising footnote (3) as follows:

“Fort Pitt Capital Group, Inc. (the “Advisor”) has contractually agreed to waive all or a portion of its management fees and reimburse the Fund for expenses to ensure that Net Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions, AFFE and extraordinary expenses) do not exceed 1.24% of the Fund’s average daily net assets (the “Expense Cap”).  The E~~e~~xpense Cap ~~limitation~~ will remain in effect through at least May 17, 2012, and may be terminated only by the Trust’s Board of Trustees (the “Board”).  The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, subject to the Expense Cap.”

5.	Staff Comment: In the “Principal Investment Strategies of the Fund” section:

a.
Please revise the second paragraph to identify, using market capitalizations, what the Advisor considers to be a mid-sized company and a large company.  The Staff notes that the Fund’s Item 9 disclosure identifies mid-sized companies as those with market capitalizations between $1 billion and $5 billion, with large companies being those in excess of $5 billion.  It is the Staff’s position that mid-sized companies are those with market capitalizations between $2 billion and $10 billion, with large companies being those in excess of $10 billion.  The Staff recommends that the Trust implement these parameters rather than those contained in Item 9.

b.
Please revise the first sentence of the second paragraph to conform with the plain English requirements of Rule 421 of the Securities Act of 1933, as amended, with respect to the term “returns on equity.”

c.	Please revise the second paragraph to identify the maturity and quality parameters of the fixed income securities in which the Fund invests that are not strictly U.S. government obligations.
d.
With respect to the fourth paragraph, it states that the Fund will sell a security when the Advisor “believes the underlying company’s intrinsic value has been fully realized.”  Please revise to identify specifically how the Advisor determines when an underlying company’s intrinsic value has been realized.  Please consider adding the detail disclosed in Item 9.

e.
The Staff notes that the Fund’s “Annual Fund Operating Expenses Table” includes an acquired fund fees and expenses line item, however, the Fund’s principal investment strategies do not mention investment in other investment companies.  Please revise to account for the types of investments that will result in the Fund incurring acquired fund fees and expenses.

Please make conforming revisions to the Fund’s Item 9 disclosure.

Response:  The Trust responds by revising the Fund’s “Principal Investment Strategies of the Fund” section as follows and by making conforming revisions to the Item 9 disclosure:

“The Fund has a long-term investment outlook and generally undertakes a “buy and hold” strategy in order to reduce turnover and maximize after-tax returns.

The Fund will invest primarily in common stocks of large and mid-sized U.S. companies that the Fund’s Advisor considers to be profitable and which have returns on equity near or higher than their peers, and the Advisor believes are undervalued as measured by price-to-earnings (“P/E”) ratio.  Return on equity measures how much profit a company generates with the money that shareholders have invested in the company, and is calculated by dividing net income by shareholder equity.  The Fund currently considers companies with a market capitalization between $2 billion and $10 billion to be mid-sized companies and companies with a market capitalization over $10 billion to be large-sized companies.

A portion of the Fund’s assets may also be invested in fixed income investments (primarily U.S. government obligations) when the Advisor determines that prospective returns from fixed income securities are competitive with those of common stocks.  The Fund will only invest in fixed income investments which are rated investment grade, or BBB as defined by Standard & Poor’s Rating Group (“Standard & Poor’s”) or Baa by Moody’s Investors Services (“Moody’s”).  The Fund may invest in fixed income investments of any maturity.

The percentage of assets allocated between equity and fixed income securities is flexible rather than fixed.  The Fund also may invest up to 10% of its net assets in the securities of foreign issuers, and may invest without limit in American Depositary Receipts (“ADRs”), which are equity securities traded on U.S. exchanges, that are generally issued by banks or trust companies to evidence ownership of foreign equity securities. The Fund may also invest up to 10% of its net assets in other mutual funds, including exchange traded funds (“ETFs”).

With respect to the selection of stocks which the Fund invests in, the Advisor identifies stocks for investment using its own research and analysis techniques, and supplements its internal research with the research and analysis of major U.S. investment and brokerage firms.

The Advisor may sell a stock when it believes the underlying company’s intrinsic value has been fully realized, when growth prospects falter due to changing market or economic conditions, or when earnings fail to meet the Advisor’s expectations.  The Advisor determines that a company’s intrinsic value has been realized by comparing current enterprise value (equity plus outstanding debt at market value) with its discounted estimate of future cash flows.  The discount rate employed in this calculation consists of the current yield-to-maturity of the 30-year U.S. Treasury plus an equity premium.

6.
Staff Comment:  In the “Principal Risks of Investing in the Fund” section, please revise “Interest Rate Risks” to state that increases in interest rates have a greater effect on securities with longer maturities.  Additionally, the Staff notes that pursuant to the “Principal Investment Strategies of the Fund” section, the Fund may be exposed to “Credit Risk” as well as “Mid-Size Company Risk.”  Please add these risks if they are applicable, or alternatively, please revise the “Principal Investment Strategies of the Fund” section accordingly.  Please make conforming revisions to the Item 9 disclosure.

Response:  The Trust responds by revising the disclosure as follows and by making conforming revisions to the Item 9 disclosure:

“Interest Rate Risks.  An increase in interest rates typically causes a decline in the value of fixed income and other debt securities.  Debt securities with longer maturities are generally more sensitive to interest rate changes than those with shorter maturities.”

“Small and Medium Capitalization Company Risks.  The risks associated with investing in small and medium capitalization companies, which have securities that may trade less frequently and in smaller volumes than securities of larger companies.”

The Trust also responds by adding the following disclosure to the Fund’s Item 4 disclosure:

“Credit Risk.  The risk that an issuer will not make timely payments of principal and interest.”

The Trust additionally responds by adding the following disclosure to the Fund’s Item 9 disclosure;

“Credit Risk.  Credit risk is the risk that an issuer will not make timely payments of principal and interest.  Even if these issuers are able to make interest or principal payments, they may suffer adverse changes in financial condition that would lower the credit quality of the security, leading to greater volatility in the price of the security.”

7.
Staff Comment:  With respect to the “Tax Information” section, please revise to include disclosure stating that distributions from tax-deferred arrangements may be taxed upon their withdrawal at a later date.

Response:  The Trust responds by revising the disclosure as follows:

“The Fund’s distributions are taxable and will be taxed as ordinary income or capital gains unless you invest through tax-deferred arrangements that do not use borrowed funds, such as a 401(k) plan or individual retirement account (“IRA”).  Distributions on investments made through tax deferred arrangements may be taxed later upon withdrawal of assets from those accounts.”

Statutory Prospectus

8.
Staff Comment:  With respect to the “Investment Goal” section, the Staff requests that you indicate the amount of notice that shareholders will receive if there is a change in the Fund’s investment goal.

Response:  The Trust responds by revising the disclosure as follows:

“Shareholders will receive a 60-day advance written notice of any change in the Fund’s goal.”

9.
Staff Comment:  With respect to the section titled “Fixed Income Security Selection Process,” please revise the first sentence to conform with the plain English requirements of Rule 421 of the Securities Act of 1933, as amended.

Response:  The Trust responds by revising the sentence as follows:

“The ~~Advisor also identifies for investment by the~~ Fund may also invest in ~~of~~ fixed income securities (primarily U.S. Government obligations).”

Statement of Additional Information

10.
Staff Comment:  With respect to the “Investment Restrictions” section, please revise restriction number 6 so that it also relates to non-physical commodities.  Alternatively, please revise the SAI to add a non-fundamental investment restriction that states the Fund’s policy with regard to non-physical commodities.

Response:  The Trust responds by stating that the second sentence of the disclosure appropriately discloses the Fund’s policy with regard to non-physical commodities by indicating that the Fund may invest in futures contracts and other instruments backed by physical commodities.  Accordingly, the Trust respectfully declines to make revisions associated with this comment.

11.
Staff Comment:  With respect to the “Board Leadership Structure” section, pursuant to Item 17(b)(1) of Form N-1A, please revise to describe the specific role that the Lead Independent Trustee plays in the leadership of the Trust.

Response:  The Trust responds by adding the following disclosure with respect to the Lead Independent Trustee:

“The Trust has appointed George J. Rebhan as lead Independent Trustee, who acts as a liaison with the Trust’s service providers, officers, legal counsel, and other Trustees between meetings, helps to set Board meeting agendas and serves as chair during executive sessions of the Independent Trustees.”

12.	Staff Comment: With respect to the “Portfolio Managers” section, please revise to provide more current ownership information for the portfolio managers.

Response:  The Trust responds by updating the portfolio manager ownership table, as of March 31, 2011, as follows:

Portfolio Manager Other Accounts	Total Accounts		Accounts with Performance Based Fees
	Number	Assets (in millions)	Number	Assets
Charles A. Smith
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	~~843~~860	$ ~~524~~591 million	0	$0

Douglas W. Kreps
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	1,~~414~~470	$ ~~449~~483 million	0	$0

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust